Exhibit 21.2

SIGNIFICANT SUBSIDIARIES OF CENTERPOINT ENERGY RESOURCES CORP.

The following subsidiaries are deemed “significant subsidiaries” pursuant to Item 601(b) (21) of Regulation S-K:

Indiana Gas Company, Inc., an Indiana corporation and a wholly-owned subsidiary of CenterPoint Energy Resources Corp.

Vectren Energy Delivery of Ohio, LLC, an Ohio limited liability company and a wholly-owned subsidiary of CenterPoint Energy Resources Corp.

(1) Pursuant to Item 601(b) (21) of Regulation S-K, registrant has omitted the names of subsidiaries, which considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2025.